Exhibit-99(a)(1)(i)

Offer to Purchase for Cash

Up to 6,426,735 Shares of its Common Stock

At a Purchase Price of $3.89 Per Share

by

Digitas Inc.

The tender offer, proration period and withdrawal rights will expire at 5:00 p.m.,

New York City time, on Tuesday, March 25, 2003,

unless the tender offer is extended.

Digitas Inc., a Delaware corporation, is offering to purchase up to 6,426,735 shares of its common stock, par value $0.01 per share, at a price of $3.89 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

All shares properly tendered and not properly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the tender offer, including proration provisions. However, because of the proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration date of the tender offer. We reserve the right, in our sole discretion, to purchase more than 6,426,735 shares in the tender offer, subject to applicable legal requirements. See Section 1.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. One of our directors and certain major stockholders affiliated with other of our directors have advised us that they intend to tender shares in the tender offer. Our executive officers have advised us that they do not intend to tender any shares in the tender offer.

Our shares are listed and traded on The Nasdaq National Market under the trading symbol “DTAS.” On February 24, 2003, the last full trading day before the public announcement of the tender offer, the last reported sale price of our shares on Nasdaq was $3.90 per share. You are urged to obtain current market quotations for our shares before deciding whether to tender your shares. See Section 8.

If you have any questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact Innisfree M&A Incorporated, the information agent for the tender offer, or Morgan Stanley & Co. Incorporated, the dealer manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase.

The dealer manager for the tender offer is:

MORGAN STANLEY

February 25, 2003

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. You should rely only on the information contained in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us or the dealer manager.

We are not making this tender offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this offer to stockholders in any such jurisdiction.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?

Digitas Inc. is offering to purchase your shares of Digitas common stock, par value $0.01 per share.

What will the purchase price for the shares be?

We are offering to purchase your shares of Digitas common stock at a price of $3.89 per share. The offer price per share represents the average of the closing prices of our common shares on Nasdaq for the twenty trading days ending Friday, February 21, 2003. We will pay this purchase price in cash, without interest, for all the shares we purchase under the tender offer. See Section 1.

How many shares will Digitas purchase?

We will purchase 6,426,735 shares in the tender offer, or such lesser number of shares as are properly tendered. 6,426,735 shares represents approximately 10% of our outstanding common stock. We also expressly reserve the right to purchase more than 6,426,735 shares in the tender offer. In accordance with applicable legal requirements, we may purchase in the tender offer an additional number of shares not to exceed 2% of our currently outstanding shares of common stock (approximately 1,259,730 shares) without extending the period of time during which the tender offer is open. See Section 1 and Section 14. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

How will Digitas pay for the shares?

We intend to utilize our available cash to purchase the shares and pay expenses. We will need a maximum of approximately $26 million to purchase 6,426,735 shares and to pay related expenses. The tender offer is not subject to the receipt of financing by us. See Section 7 and Section 9.

When does the tender offer expire; can the tender offer be extended?

You may tender your shares until the tender offer expires. The tender offer will expire on Tuesday, March 25, 2003 at 5:00 p.m., New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable law. See Section 14.

Can the tender offer be extended, amended or terminated and under what circumstances?

We can extend, amend or terminate the tender offer in our sole discretion, subject to applicable law. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. See Section 14 for a more detailed discussion of our ability to extend, amend or terminate the tender offer.

How will I be notified if Digitas extends the tender offer?

We will issue a press release by 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the tender offer period if we decide to extend the tender offer. See Section 14. We cannot assure you that the tender offer will be extended or, if extended, for how long.

What is the purpose of the tender offer?

We believe that the tender offer is consistent with our goals of providing value to our stockholders and increasing our earnings per share. We believe that the tender offer allows us to return a portion of our cash to stockholders who elect to tender their shares and provide stockholders (particularly those with large stockholdings) with an opportunity to obtain liquidity with respect to a portion of their shares. See Section 2.

Are there any conditions to the tender offer?

Yes. The tender offer is subject to conditions such as no court and governmental action prohibiting the tender offer, no commencement or escalation of a war or armed hostilities, no decrease of 15% or greater in the market price of our common stock or the market prices of equity securities generally in the United States and no changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us. See Section 7.

How do I tender my shares?

Unless the tender offer is extended, shares must be tendered prior to 5:00 p.m., New York City time, on Tuesday, March 25, 2003. Depending on whose name the shares are registered in and who holds the certificates, you must either:

•	deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the depositary at the address appearing on the back cover page of this Offer to Purchase;

•	request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you; or

•	assure that the depositary receives a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal.

In certain circumstances, you must comply with the guaranteed delivery procedure. Contact the information agent or the dealer manager for assistance. See Section 3 and the instructions to the Letter of Transmittal.

Once I have tendered shares in the tender offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Tuesday, March 25, 2003, unless we extend the tender offer, in which case you can withdraw your shares until the expiration of the tender offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 Midnight, New York City time, on Monday, April 21, 2003. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver on a timely basis a written or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Has Digitas or its Board of Directors adopted a position on the tender offer?

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. See Section 13.

Will any directors or executive officers of Digitas tender shares in the tender offer?

One of our directors has advised us that he currently intends to tender a total of 6,398,570 shares in the tender offer. In addition, certain of our major stockholders affiliated with other of our directors have advised us that they currently intend to tender a total of 30,578,723 shares in the tender offer. Our executive officers have advised us that they do not intend to tender any shares in the tender offer. See Section 2 and Section 11.

When and how will Digitas pay me for the shares I tender?

We will pay the purchase price, net in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with the depositary promptly after the expiration date of the tender offer. The depositary will transmit to you the payment for all your shares accepted for payment. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the United States federal income tax consequences if I tender my shares?

Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gains treatment or (2) a dividend subject to ordinary income tax rates. See Section 13.

Will I have to pay stock transfer tax if I tender my shares?

If you instruct the depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom do I contact if I have questions about the tender offer?

The information agent and the dealer manager can help answer your questions. The information agent is Innisfree M&A Incorporated and the dealer manager is Morgan Stanley & Co. Incorporated. Their contact information is set forth on the back cover page of this Offer to Purchase.

IMPORTANT

If you wish to tender all or any part of your shares, you must do one of the following before our tender offer expires:

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the depositary for our tender offer; or

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and have the nominee tender your shares for you; or

•	if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3.

If you want to tender your shares but:

•	your certificates for the shares are not immediately available or cannot be delivered to the depositary by the expiration of our tender offer; or

•	you cannot comply with the procedure for book-entry transfer by the expiration date of our tender offer; or

•	your other required documents cannot be delivered to the depositary by the expiration date of our tender offer;

you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 3.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase, including the Summary Term Sheet, and the documents incorporated by reference in this Offer to Purchase contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “expect,” “intend,” “may,” “planned,” “potential,” “possible,” “should,” “will” and “would.” Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Some of the factors that might cause such a difference include, but are not limited to:

Risks Related to our Business

•	The loss of even one significant client or any significant reduction in the use of our services could have a material adverse effect on our business, financial condition and results of operations.

•	Our failure to meet our clients’ expectations could result in losses or negative publicity and could subject us to liability for the services we provide.

•	An economic recession or downturn in the United States or abroad may result in a reduction in our revenues and operating results.

•	Actual and perceived conflicts of interest may restrict us in obtaining new clients.

•	Fluctuations in our quarterly revenues and operating results may lead to reduced prices for our common stock.

•	Failure to manage our growth may impact our operating results.

•	If we are not successful in creating a worldwide network of offices, we may jeopardize our relationships with existing clients and limit our ability to attract new clients.

•	We must maintain our reputation and expand our name recognition to remain competitive.

•	We depend on our key personnel, and the loss of their services may adversely affect our business.

•	Our business will be negatively affected if we do not keep up with rapid technological changes, evolving industry standards and changing client requirements.

•	Our industry is highly competitive and has low barriers to entry; if we cannot effectively compete, our revenue may decline.

•	Potential future acquisitions could be difficult to integrate, disrupt our business, adversely affect our operating results and dilute shareholder value.

•	We may need to raise additional capital, which may not be available to us, and which may dilute the ownership interests of current investors.

•	We have a history of reported net losses and there can be no assurance that we will consistently report net income.

•	Acts of war or terrorism, or related effects such as disruptions in air transportation, enhanced security measures and political instability in certain foreign countries, may contribute to the current economic downturn and adversely affect our business, operating results and financial condition.

•	Increased government regulation of various direct marketing channels could adversely affect our business.

Risks Related to the Securities Markets

•	Our stock price has been and is likely to continue to be volatile and may result in substantial losses for investors.

•	Concentrations of ownership of our common stock may limit a stockholder’s ability to influence corporate matters.

Risks Related to Legal Uncertainty

•	We may not be able to protect our intellectual property and proprietary rights.

•	Changes in government regulation of the Internet and other emerging technologies could adversely affect our business.

•	We may become subject to claims regarding foreign laws and regulations that could subject us to increased expenses.

•	Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult.

In addition, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002 and our Current Reports on Form 8-K filed on April 2, 2002, June 14, 2002, December 12, 2002 and January 31, 2003, all of which are incorporated by reference herein, for information on these and other risk factors. Except as required by law, we undertake no obligation to make any revisions to the forward-looking statements contained in this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase. Notwithstanding any statement in this Offer to Purchase or in any document incorporated by reference in this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, $0.01 par value per share, for purchase by Digitas Inc. We are offering to purchase up to 6,426,735 shares at a price of $3.89 per share, net to the seller in cash, without interest.

Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to this Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, as the “tender offer.”

Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered will not be purchased if more than the number of shares we seek are properly tendered and not properly withdrawn. We will return shares tendered and that we do not purchase because of proration or conditional tenders promptly following the expiration date of the tender offer. See Section 3.

We reserve the right, in our sole discretion, to purchase more than 6,426,735 shares in the tender offer, subject to certain limitations and legal requirements. See Sections 1 and 14.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. One of our directors and certain major stockholders affiliated with other of our directors have advised us that they intend to tender some of their shares in the tender offer. Our executive officers have advised us that they do not intend to tender any shares in the tender offer.

If at the expiration of the tender offer more than 6,426,735 shares (or such greater number of shares as we may elect to purchase) are properly tendered and not properly withdrawn, we will buy shares on a pro rata basis from all stockholders who properly tender their shares, other than stockholders who tender conditionally and whose specific conditions are not satisfied. Those stockholders who conditionally tender all shares held by them and whose specific conditions were not initially satisfied may be eligible to have their shares purchased by random lot. See Sections 1 and 6 for additional information concerning proration procedures and conditional tenders.

The purchase price will be paid net to the tendering stockholder in cash, without interest, for all the shares we purchase. Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the depositary. Also, any tendering stockholder or other payee who fails to complete, sign and return to the depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8BEN obtained from the depositary may be subject to required United States federal income tax backup withholding equal to 30% of the gross proceeds payable to the tendering stockholder or other payee pursuant to the offer. See Section 3.

As of January 31, 2003, we had 62,986,294 issued and outstanding shares of common stock, and 47,338,887 shares reserved for issuance upon exercise of outstanding stock options under our stock option plans. The 6,426,735 shares that we are offering to purchase pursuant to the tender offer represent approximately 10% of our shares outstanding on January 31, 2003. Our shares are listed and traded on The Nasdaq National Market under the symbol “DTAS.” On February 24, 2003, the last full trading day before the announcement of the tender offer, the last reported sale price of our shares on Nasdaq was $3.90 per share. Stockholders are urged to obtain current market quotations for our shares before deciding whether to tender shares. See Section 8.

THE TENDER OFFER

1.	Number of Shares; Proration.

General.    Upon the terms and subject to the conditions of the tender offer, we will purchase 6,426,735 shares of Digitas common stock, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with Section 4 before the scheduled expiration date of the tender offer, at a price of $3.89 per share, net to the seller in cash, without interest.

The term “expiration date” means 5:00 p.m., New York City time, on Tuesday, March 25, 2003. We may, in our sole discretion, extend the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the tender offer.

Promptly following the expiration date, we will purchase, at the purchase price of $3.89 per share, shares properly tendered and not properly withdrawn, upon the terms and subject to the conditions of the tender offer, including the proration and conditional tender provisions. All shares tendered and not purchased under the tender offer, including shares not purchased because of proration and conditional tender provisions, will be returned to the tendering stockholders at our expense promptly following the expiration date.

If the number of shares properly tendered and not properly withdrawn prior to the expiration date is less than or equal to 6,426,735 shares, or such greater number of shares as we may elect to purchase, subject to applicable legal requirements, we will, upon the terms and subject to the conditions of the tender offer, purchase all shares so tendered.

We reserve the right, in our sole discretion, to purchase more than 6,426,735 shares in the tender offer. In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase in the tender offer an additional number of shares not to exceed 2% of our currently outstanding shares of common stock (approximately 1,259,730 shares) without extending the period of time during which the tender offer is open. See Section 14.

In the event of an oversubscription of the tender offer, shares will be subject to proration as described below under “— Proration.” The proration period also expires on the expiration date.

If we:

•	increase or decrease the price that may be paid for shares,

•	increase the number of shares that we may purchase in the tender offer by more than 2% of our currently outstanding shares, or

•	decrease the number of shares that we may purchase in the tender offer,

then the tender offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 14. If we make any other changes that require such a minimum offer period, we will comply with the requirements of applicable law. For purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

Proration.    Upon the terms and subject to the conditions of the tender offer, if more than 6,426,735 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn before the expiration date, we will purchase such properly tendered and not properly withdrawn shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, subject to the conditional tender provisions described in Section 6. If proration of tendered shares is required, we will determine the proration factor promptly following the expiration date. Proration for each stockholder tendering shares shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by such stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until five to seven business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent or the dealer manager and may be able to obtain such information from their brokers.

As described in Section 13, the number of shares that we will purchase from a stockholder under the tender offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender all or any portion of its shares.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer.

Purpose of the Tender Offer.    Prior to the announcement of this tender offer, our Board of Directors considered a variety of alternatives for the use of our excess cash. After such deliberations, our Board of Directors determined that the repurchase of our own shares at this time is a prudent use of our excess cash and is consistent with our goals of providing value to our stockholders and increasing our earnings per share. In particular, we believe that the tender offer represents an efficient means of achieving our goals and may provide several benefits to Digitas and our stockholders, including:

•	The offer provides an opportunity to return a portion of our cash to stockholders who elect to tender their shares. In addition, where shares are tendered by the registered owner of the stock directly to the depositary, the sale of these shares in the tender offer will permit the stockholders to avoid the usual costs associated with open market sales.

•	The tender offer provides stockholders (particularly those with large stockholdings) with an opportunity to obtain liquidity with respect to their shares, pursuant to the tender offer for cash, without potential disruption to the share price and the usual transaction costs associated with open market sales.

•	Stockholders who determine not to participate in the tender offer will realize a proportionate increase in their relative ownership interest in Digitas and thus increase their interest in our future earnings and assets, if any, subject to our right to issue additional shares in the future.

•	The tender offer will result in a capital structure that may facilitate achievement of improved earnings per share for continuing stockholders if future earnings are achieved.

After the tender offer is completed, we believe that our anticipated cash flow from operations combined with our current cash and cash equivalents and funds available under our credit facility, will be adequate for our needs for at least the next twelve months. However, our actual experience may differ significantly from our expectations and there can be no assurance that our action in utilizing a significant portion of our available cash in this manner will not adversely affect our ability to operate profitably or absorb possible losses in future periods. Future events may adversely or materially affect our business, expenses or prospects and could affect our available cash and our access to, and the cost of, external financial resources.

Potential Risks and Disadvantages of the Tender Offer.    The tender offer also presents some potential risks and disadvantages to Digitas and our continuing stockholders, including:

•	Our continuing stockholders will bear a higher proportionate share of risk in the event of future losses.

•	In the event that we complete the tender offer, our cash balances and in turn, the interest income we receive on our cash balances, will be significantly reduced. We may spend up to $26 million in cash to pay for the tendered shares, assuming we purchase 6,426,735 shares of our common stock in the offer at a price of $3.89 per share, and after paying estimated fees and expenses related to the tender offer. The reduction in our cash balances could adversely affect our ability to operate profitably or absorb possible losses in future periods.

•	The tender offer could potentially reduce our “public float” (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets). This reduction in our public float may result in lower stock prices and/or reduced liquidity in the trading market for our common stock following completion of the tender offer.

The tender offer may increase the proportional holdings of certain significant stockholders and could increase the proportional holdings of our directors and officers, depending on the extent they elect to participate in the tender offer. In particular, as of January 31, 2003, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. held 37,358,723 issued and outstanding shares and exercisable warrants, which as of January 31, 2003 represented approximately 54% of our issued and outstanding shares and fully vested and exercisable stock options and warrants on such date. Contemporaneous with the commencement of this tender offer, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. distributed an aggregate of 6,000,000 million shares to their partners and limited partners. After giving effect to the announced distribution of shares held by them to their partners and limited partners. Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. in the aggregate hold 31,358,723 issued and outstanding shares and fully vested and exercisable warrants, which as of January 31, 2003 represented approximately 45% of our issued and outstanding shares and fully vested and exercisable stock options and warrants. The proportional holdings of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. could increase depending on the extent they elect to participate in the tender offer. We have been informed by these entities that they currently intend to tender 30,578,723 shares held by them in the tender offer. After giving effect to the purchase of 6,426,735 shares in the tender offer and the announced distribution by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. of a total of 6,000,000 shares, and assuming these entities tender 30,578,723 shares in the tender offer, these entities will own between 40% and 50% of our issued and outstanding stock, depending on the actual number of shares tendered by our stockholders. Except as otherwise disclosed in this Offer to Purchase, we have not been informed by the partners and limited partners who received shares in the distribution of their intent with respect to tendering the shares held by them in the tender offer. See Section 11.

In addition, Mr. Michael E. Bronner, one of our directors, individually, and as a beneficial owner of a trust holds 7,265,522 issued and outstanding shares and fully vested and exercisable stock options, which in the aggregate as of January 31, 2003 represented approximately 10% of our issued and outstanding shares and fully vested and exercisable stock options and warrants. Mr. David W. Kenny, chairman of our Board of Directors and our chief executive officer, holds 8,222,245 issued and outstanding shares and fully vested and exercisable stock options, which as of January 31, 2003 represented approximately 12% of our issued and outstanding shares and fully vested and exercisable stock options and warrants. Each of Mr. Bronner and Mr. Kenny may see his proportional holding in our common stock increase depending on the extent he elects to participate in the tender offer. Mr. Bronner and his trust have informed us that they intend to tender 6,398,570 shares in the tender offer. Mr. Kenny has informed us that he does not intend to tender any shares in the tender offer. See Section 11.

Although Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P., H&F International Partners III, L.P., Mr. Bronner and Mr. Kenny have informed us of their current intentions with respect to tendering shares held by them in the tender offer, in each instance the actual number of shares they tender may vary from the amounts that these stockholders and directors have informed us that they currently intend to tender. See Section 11 for a more detailed discussion of beneficial ownership of our common stock by our major stockholders, directors and executive officers.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to stockholders as to whether they should tender or refrain from tendering their shares. We have not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Stockholders should carefully evaluate all information in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred them. Stockholders should also consult their broker or other financial and tax advisors before making a decision as to whether they should tender or refrain from tendering all or any portion of their shares. One of our directors and certain major stockholders affiliated with other of our directors have advised us that they intend to tender a total of 36,977,293 of their shares in the tender offer, representing approximately 98% of their current holdings. See Section 11. Our executive officers have advised us that they do not intend to tender any shares in the tender offer.

Certain Effects of the Tender Offer.    After completion of the tender offer, stockholders may be able to sell non-tendered shares on Nasdaq or otherwise at a net price higher or lower than the purchase price in the tender offer. We can give you no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future.

Shares that we acquire pursuant to the tender offer will return to the status of authorized but unissued stock, and will be available for us to issue in the future without further stockholder action (except as required by applicable law or the rules of The Nasdaq National Market or any other securities exchange on which the shares are listed) for all purposes, including, without limitation, the acquisition of other businesses, the raising of additional capital and the satisfaction of obligations under existing or future employee benefit compensation programs or stock plans.

Our shares are registered under the Securities Exchange Act of 1934, which requires, among other things, that we furnish information to our stockholders and to the Securities and Exchange Commission and comply with the Security and Exchange Commission’s proxy rules in connection with meetings of our stockholders. Our completion of the tender offer will not result in the shares ceasing to be registered under the Securities Exchange Act of 1934.

Our purchase of shares in the offer will reduce the number of shares that might otherwise trade publicly. This may reduce the volume of trading in our shares and make it more difficult to buy or sell significant amounts of our shares without materially affecting the market price. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of Nasdaq, we do not believe that our completion of the tender offer will cause our remaining shares to be delisted from The Nasdaq National Market.

Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any material change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board of Directors) or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities ceasing to be authorized to be quoted on The Nasdaq National Market;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports under Section 13 of the Securities Exchange Act of 1934;

•	the acquisition by any person of our securities, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

We do not currently have any plans, other than as described in this document, that relate to or would result in any of the events described above. Notwithstanding the foregoing, we consider from time to time and may in the future evaluate opportunities for increasing stockholder value, and we may undertake or plan actions that relate to or could result in one or more of these events.

Additional Purchases of our Common Stock.    In the future, we may purchase additional shares of our common stock in the open market, in private transactions, through tender offers or otherwise, subject to the approval of our Board of Directors. Future purchases may be on the same terms as this tender offer or on terms that are more or less favorable to stockholders than the terms of this tender offer. We currently intend to continue as a publicly-traded company, and, therefore, we do not plan to effect any stock repurchases that would cause our common stock to be ineligible to be listed on The Nasdaq National Market.

In June 2002, our Board of Directors authorized a stock repurchase program and allocated $20 million for repurchases. During the fourth quarter of 2002, we repurchased 335,000 shares of our common stock at an average price of $2.76 per share. Following the completion of the tender offer and subject to applicable regulations, we expect to continue this stock repurchase program. The maximum amount remaining under that authorization to be used for such repurchases is approximately $18 million. This amount is in addition to any amount that we pay in the tender offer for tendered shares. These purchases may be made at management’s discretion and on the same terms as, or on terms and prices that are more or less favorable to stockholders than, the terms of the tender offer. In addition, we expect that our 2000 Employee Stock Purchase Plan will, in accordance with the terms of the plan, and elections in effect and present patterns of contribution, continue to purchase shares after the expiration date.

Notwithstanding the foregoing, Rule 13e-4 under the Securities Exchange Act of 1934 prohibits us and our affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Securities Exchange Act of 1934.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.    For shares to be tendered properly pursuant to the tender offer:

(1)	the certificates for the shares (or confirmation of receipt of the shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, or an “agent’s message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on the expiration date by the depositary at its address set forth on the back cover page of this Offer to Purchase; or

(2)	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

Stockholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through the brokers or banks and not directly to the depositary.

Signature Guarantees and Method of Delivery.    No signature guarantee is required if:

(1)	the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal; or

(2)	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934. See Instruction 1 of the Letter of Transmittal.

If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the depositary of certificates for the shares or a timely confirmation of the book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, we recommend that stockholders use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries made in connection with the tender offer, including a Letter of Transmittal and certificates for shares, must be made to the depositary and not to us, the dealer manager, the information agent or the book-entry transfer facility. Any documents delivered to us, the dealer manager, the information agent or the book-entry transfer facility will not be forwarded to the depositary and, therefore, will not be deemed to be properly tendered.

Book-Entry Delivery.    The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, with any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this Offer to Purchase before the expiration date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Digitas may enforce such agreement against the participant.

Federal Backup Withholding Tax.    Under the United States federal backup withholding tax rules, a portion of the gross proceeds (currently 30%) payable to a stockholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. In addition, if the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Specified stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must generally submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the information agent. See Instructions 12 and 13 of the related Letter of Transmittal.

To prevent federal backup withholding tax on the gross payments made to stockholders for shares purchased under the tender offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the depositary with the stockholder’s correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included with the Letter of Transmittal.

For a discussion of United States federal income tax consequences to tendering stockholders that are U.S. holders (as defined in Section 13), see Section 13.

Federal Income Tax Withholding on Payments to Foreign Stockholders.    Even if a foreign stockholder has provided the required certification as described above to avoid backup withholding, the depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign stockholder or his, her or its agent unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not a U.S. holder (as defined in Section 13). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if they or it satisfies one of the “Section 302 tests” for capital gain treatment described in Section 13 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding tax generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure. See Instruction 13 of the related Letter of Transmittal.

Guaranteed Delivery.    If a stockholder desires to tender shares pursuant to the tender offer and the stockholder’s share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(1)	the tender is made by or through an eligible guarantor institution;

(2)	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this Offer to Purchase, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

(3)	the certificates for all tendered shares, in proper form for transfer, or confirmation of book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, are received by the depositary within three Nasdaq National Market trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares. If any tendered shares are not purchased under the tender offer or are properly withdrawn before the expiration date, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.    All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Digitas, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of, or payment for which, Digitas determines may be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We will not, and none of the depositary, the information agent, the dealer manager or any other person will be under any duty to give notice of any defects or irregularities in any tender or incur any liability for failure to give any such notice.

Tendering Stockholder’s Representation and Warranty; Acceptance by Digitas Constitutes an Agreement.    A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to us that:

•	the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, in the shares or equivalent securities at least equal to the shares being tendered; and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into, or exchangeable or exercisable for, the shares tendered will acquire the shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the tender offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the tender offer.

Lost or Destroyed Certificates.    Stockholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed may contact American Stock Transfer & Trust Company, the transfer agent for our common stock, at 1-800-937-5449, for instructions as to obtaining a replacement certificate. That replacement certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the lost, stolen, misplaced or destroyed certificates may be subsequently recirculated. Stockholders are urged to contact the transfer agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

Certificates for shares, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, or an agent’s message in the case of shares tendered by book-entry transfer, and any other documents required by the Letter of Transmittal, must be delivered to the depositary and not to us, the dealer manager or the information agent. Any documents delivered to us, the dealer manager or the information agent will not be forwarded to the depositary and therefore will not be deemed to be properly tendered.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of shares pursuant to the tender offer are irrevocable. Shares tendered pursuant to the tender offer may be withdrawn at any time before the expiration date and, unless already accepted for payment by us pursuant to the tender offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Monday, April 21, 2003.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we nor any of the depositary, the information agent, the dealer manager or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

Withdrawals may not be rescinded and any shares properly withdrawn will be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date by again following one of the procedures described in Section 3.

If we extend the tender offer, are delayed in our purchase of shares, or are unable to purchase shares in the tender offer for any reason, then, without prejudice to our rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities and Exchange Act of 1934, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the tender offer, promptly following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn before the expiration date. For purposes of the tender offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered and not properly withdrawn, subject to the proration and conditional tender provisions of the tender offer, only when, as and if we give oral or written notice to the depositary of our acceptance of the shares for payment pursuant to the tender offer.

Upon the terms and subject to the conditions of the tender offer, promptly after the expiration date, we will accept for payment and pay the per share purchase price of $3.89 for 6,426,735 shares, subject to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn. In all cases, payment for shares tendered and accepted for payment in the tender offer will be made promptly, subject to possible delay in the event of proration or conditional tender, but only after timely receipt by the depositary of certificates for shares, or of a timely book-entry confirmation of shares into the depositary’s account at the book-entry transfer facility, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, or an agent’s message in the case of a book-entry transfer, and any other required documents.

We will pay for shares purchased in the tender offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five to seven business days after the expiration date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tenders, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, at our expense promptly after the expiration date or termination of the tender offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price, including, but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares in the tender offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased in the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to United States federal backup withholding tax on the gross proceeds paid to the stockholder or other payee in the tender offer. See Section 3. Also see Section 13 regarding United States federal income tax consequences for foreign stockholders.

6.	Conditional Tender of Shares.

Under certain circumstances, we may prorate the number of shares purchased in the tender offer. As discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available so that a stockholder may (1) know with certainty the number of the stockholder’s shares, if any, which will be purchased pursuant to the tender offer (provided such shares are properly tendered and the conditions of such stockholder’s tender are satisfied) or (2) seek to structure the purchase of shares from the stockholder in the offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment, in whole or in part, of a dividend to the stockholder, for United States federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered must be purchased if any shares tendered by such stockholder are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor.

In order to make a conditional tender, the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery must be checked. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, the minimum number of shares being tendered that must be purchased if any are to be purchased must be calculated and appropriately indicated. After the tender offer expires, if more than 6,426,735 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by random lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the total number that we would purchase would be below 6,426,735 then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 6,426,735 shares. In selecting these conditional tenders, we will select by random lot and will select only from stockholders who tendered all of their shares. Upon selection by random lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

7.	Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Securities Exchange Act of 1934, if at any time on or after February 25, 2003 and before the expiration date any of the following events shall have occurred (or shall have been determined by us to have occurred) that, in our sole reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

•	there has been threatened, instituted or pending before any court, authority, agency or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which, directly or indirectly:

(1)	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the tender offer, the acquisition of some or all of the shares pursuant to the tender offer or otherwise relates in any manner to the tender offer; or

(2)	in our reasonable judgment, could materially and adversely affect our, or our subsidiaries’, business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole, or materially impair the contemplated benefits of the tender offer to us;

•	there has been any action threatened, instituted, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

(1)	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the tender offer;

(2)	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

(3)	materially impair the contemplated benefits of the tender offer to us; or

(4)	materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole;

•	there has occurred any of the following:

(1)	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

(2)	a material disruption in securities settlement, payment or clearance services in the United States shall have occurred;

(3)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(4)	the declaration of a national emergency; the commencement or escalation of a war or armed hostilities; or other international or national act of terrorism or calamity directly or indirectly affecting the United States;

(5)	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

(6)	as measured from the close of business on Monday, February 24, 2003, a 15% or greater decrease in the market price of our common stock, or a 15% or greater decrease in the New York Stock Exchange, the Nasdaq Composite Index, the Dow Jones Industrial Average, the S&P 500 Composite Index or the market prices of equity securities generally in the United States, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares of our common stock or on the benefits of the offer to us;

(7)	any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our business, operations or prospects or the trading in the shares; or

(8)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

•	a tender or exchange offer for any or all of our outstanding shares (other than this tender offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

(1)	any entity, “group” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D filed with the Securities and Exchange Commission on or before February 24, 2003); or

(2)	any entity, group or person who has filed a Schedule 13D with the Securities and Exchange Commission on or before February 24, 2003 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 2% or more of our outstanding shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of common stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities; or

•	any change or event is discovered or is threatened in our, or our subsidiaries’, business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, or in the ownership of our shares that, in our reasonable judgment, is or may be material to us and our subsidiaries.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us with respect to all stockholders, in whole or in part, at any time and from time to time in our sole discretion prior to the expiration date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date. Any determination by us concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares; Dividends.

Our common stock is traded on The Nasdaq National Market under the trading symbol “DTAS.” The following table sets forth, for the fiscal quarters indicated, the high and low closing sale prices of our common stock on The Nasdaq National Market.

	High	Low
Fiscal 2001:
First Quarter	$9.00	$3.50
Second Quarter	7.45	3.75
Third Quarter	5.10	1.71
Fourth Quarter	4.02	1.25
Fiscal 2002:
First Quarter	$5.90	$3.90
Second Quarter	5.50	3.10
Third Quarter	4.86	2.20
Fourth Quarter	4.05	2.30
Fiscal 2003:
First Quarter (through February 24, 2003)	$4.24	$3.55

On February 24, 2003, the last trading day before the date of announcement of the tender offer, the last reported sale price of the shares on Nasdaq was $3.90 per share. We urge stockholders to obtain current market quotations for the shares.

We have never declared or paid cash dividends on our common stock. Any future determination as to the payment of dividends will depend upon our capital requirements, limitations imposed by our credit agreements, if any, the availability of funds to make such payments and such other factors as our Board of Directors may consider.

9.	Source and Amount of Funds.

Assuming we purchase 6,426,735 shares in the tender offer at $3.89 per share, the aggregate purchase price will be approximately $25 million. We expect that the fees and expenses we incur related to the tender offer will be approximately $1 million. We expect to fund our purchase of shares tendered in the tender offer and related fees and expenses from available cash on hand.

10.	Certain Information Concerning Digitas.

General.    Digitas is a marketing and technology professional services firm that helps its clients attract, retain and grow profitable customer relationships. Digitas combines strategy, marketing and technology to provide customer relationship management services that result in measurable, lasting improvements in our clients’ marketing productivity. We serve several industry-leading clients, including Allstate, American Express, AT&T, Delta Air Lines and General Motors. We currently employ more than 1,100 people and have offices in Boston, Chicago, London, New York and San Francisco.

Our principal executive offices are located at 800 Boylston Street, Boston, Massachusetts 02119. Our telephone number at that address is (617) 867-1000.

Recent Developments.    On January 29, 2003, we announced our preliminary and unaudited financial results for the three months and year ended December 31, 2002.

For the fourth quarter of 2002, we received fee revenue of $51.4 million, compared with $47.0 million for the fourth quarter of 2001. Total revenue, including reimbursable pass-through expenses, was $92.3 million for the fourth quarter of 2002, compared to $66.6 million for the fourth quarter of 2001. We reported net income of $1.7 million, or $0.03 per share, for the fourth quarter of 2002, as compared to a net loss of $6.3 million, or $0.10 per share, in the prior year period. Pro forma cash earnings were $4.1 million, or $0.06 per diluted share, for the fourth quarter of 2002, as compared to pro forma cash earnings of $1.0 million, or $0.02 per diluted share, for the fourth quarter of 2001. EBITDA (earnings before interest, taxes, depreciation and amortization) was $6.7 million for the fourth quarter of 2002, as compared to $4.4 million for the fourth quarter of 2001. Our cash balance at December 31, 2002, was $68.8 million, as compared to $46.5 million at December 31, 2001. Digitas’ pro forma cash earnings(loss) calculation excludes from its GAAP earnings (loss) amortization of intangible assets, stock-based compensation, restructuring charges and extraordinary items, if any, and employs Digitas’ actual tax provision.

For the year ended December 31, 2002, we received fee revenue of $203.9 million, compared with $235.5 million for the prior year. Total revenue, including reimbursable pass-through expenses, was $321.0 million for the year 2002, as compared to $335.3 million for the prior year. We reported a net loss of $40.3 million, or $0.65 per share, for the year 2002, as compared to a net loss of $94.1 million, or $1.58 per share, for the prior year. Pro forma cash earnings were $16.0 million, or $0.23 per diluted share, for the year 2002, compared to a pro forma cash loss of $16.8 million, or $0.25 per diluted share, for the prior year. EBITDA, excluding restructuring charges, was $27.7 million for the year 2002, as compared to negative $3.5 million for the prior year. Restructuring charges totaled $47.1 million and $41.9 million for 2002 and 2001, respectively.

A copy of the press release announcing our preliminary and unaudited financial results was filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2003. Stockholders are urged to read the press release in its entirety.

Subsequent Information.    In connection with the Board of Directors’ consideration of this tender offer, management provided the Board of Directors with currently anticipated fee revenue and earnings amounts for the three months ended March 31, 2003 and fiscal year 2003. Assuming the purchase of 6,426,735 shares pursuant to this tender offer, and including the impact of such purchase on our per share calculations, our current expectations for these periods are as follows: for the three months ending March 31, 2003, we anticipate fee revenues of $52 to $54 million, pro forma cash earnings of $0.07 to $0.09 per share and earnings per share calculated in accordance with generally accepted accounting principles of $0.04 to $0.06. For the full year 2003, we currently expect fee revenue of $200 to $220 million, pro forma cash earnings of $0.23 to $0.33 per share and earnings calculated in accordance with generally accepted accounting principles of $0.13 to $0.23 per share. We believe that our ability to reach the higher half of this range is dependant upon the timing and extent of an economic recovery.

The forward-looking information included in this Offer to Purchase is not to be regarded as fact and should not be relied upon as an accurate representation of future results. In addition, because the estimates and assumptions underlying the forward-looking information included in this Offer to Purchase are based upon events and circumstances that have not taken place and are inherently subject to significant financial, market, economic and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond Digitas’ control, that information is inherently imprecise and there can be no assurance that these expected results can be realized. Therefore, it is expected that there will be differences between the actual and projected results and that the actual results may be materially higher or lower than those now expected. Neither Digitas nor any other party assumes any responsibility for the accuracy of such information. The inclusion of the forward-looking information set forth above should not be regarded as a representation by us or any of our affiliates or representatives that the projected results will be achieved. This forward-looking information was not prepared with a view towards public disclosure or complying with published guidelines of the Securities and Exchange Commission or guidelines established by the American Institute of Certified Public Accountants. None of Digitas, its affiliates or representatives nor their financial advisors, their independent auditors or any of their respective directors or officers assume any responsibility for the accuracy of this forward-looking information included in this Offer to Purchase. This forward-looking information has not been examined, reviewed or compiled by our independent auditors, and accordingly they have not expressed an opinion or any other assurance on that information. Digitas disclaims any current intention or obligation to update any forward-looking information related to its future performance, results of operations, anticipated fee revenue, pro forma cash earnings, or earnings per share calculated in accordance with generally accepted accounting principles.

Summary Unaudited Pro Forma Financial Data.    The following summary unaudited pro forma balance sheet as of December 31, 2002 and unaudited pro forma income statement for the three months and year ended December 31, 2002 have been presented to give effect to the purchase for cash of 6,426,735 shares at a purchase price of $3.89 per share and the payment of estimated fees and expenses pursuant to the tender offer, based on the assumptions described in the footnotes below. The unaudited pro forma balance sheet has been prepared as if the tender offer had been completed on December 31, 2002. The unaudited pro forma income statement has been prepared as if the tender offer had been completed as of October 1, 2002 for the three months ended December 31, 2002 and as of January 1, 2002 for the year ended December 31, 2002. This summary unaudited pro forma information does not purport to be indicative of the results that would have been obtained or results that may be obtained in the future, or the financial condition that would have resulted if the purchase of the shares pursuant to the tender offer had been completed at the dates indicated.

The unaudited pro forma balance sheet and income statements should be read in conjunction with our historical financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, our Quarterly Report on Form 10-Q for the three months ended September 30, 2002 and our Current Report on Form 8-K filed on January 31, 2003, all of which have been filed with the Securities and Exchange Commission and are incorporated by reference in this Offer to Purchase.

DIGITAS INC.

SUMMARY PRO FORMA BALANCE SHEET

As of December 31, 2002

(in thousands, except share data)

(unaudited)

	As Reported	Pro Forma Adjustments		Pro Forma
Assets:
Cash and cash equivalents	$68,827	$(25,000	)(a)	$42,827
		(1,000	)(b)
Total current assets	126,762	(25,000	)(a)	100,762
		(1,000	)(b)
Total assets	259,249	(25,000	)(a)	233,249
		(1,000	)(b)
Liabilities:
Total current liabilities	79,016			79,016
Long-term debt, less current portion	563			563
Total liabilities	119,165			119,165

Shareholders’ Equity
Common shares	625	(64	)(a)	561
Additional paid-in capital	346,898	(24,936	)(a)	320,962
		(1,000	)(b)
Total shareholders’ equity	140,084	(25,000	)(a)	114,084
		(1,000	)(b)

(a)	Records the repurchase of 6,426,735 shares of our common stock at $3.89 per share via the tender offer as if it occurred on December 31, 2002.
(b)	Records the payment of estimated fees and expenses associated with the tender offer.

DIGITAS INC.

SUMMARY PRO FORMA STATEMENT OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended December 31, 2002				Year Ended December 31, 2002
	As Reported	Pro Forma Adjustments		Pro Forma	As Reported	Pro Forma Adjustments		Pro Forma
Revenue:
Fee revenue	$51,407			$51,407	$203,931			$203,931
Pass-through revenue	40,854			40,854	117,093			117,093

Total revenue	92,261			92,261	321,024			321,024

Total operating expenses	90,680			90,680	361,538			361,538

Income (loss) from operations	1,581			1,581	(40,514)			(40,514)

Other income (expense)	115	(75	)(3)	40	414	(300	)(3)	114

Income (loss) before provision for income taxes	1,696	(75	)(3)	1,621	(40,100)	(300	)(3)	(40,400)
Provision for income taxes	—			—	(200)			(200)

Net income (loss)	$1,696	(75	)(3)	$1,621	$(40,300)	(300	)(3)	$(40,600)

Net income (loss) per share
Basic	$0.03			$0.03	$(0.65)			$(0.73)
Diluted	$0.03			$0.03	$(0.65)			$(0.73)

Weighted-average common shares outstanding
Basic	62,650	(6,427	)(4)	56,223	62,354	(6,427	)(4)	55,927
Diluted	67,202	(6,427	)(4)	60,775	62,354	(6,427	)(4)	55,927

Supplemental information:
Pro forma cash earnings (using actual taxes) (1)	$4,093	(75	)(3)	$4,018	$15,967	(300	)(3)	$15,667

Pro forma cash earnings per share (using actual taxes)	$0.06			$0.07	$0.23			$0.25

Pro forma weighted-average shares outstanding (2)	67,202	(6,427	)(4)	60,775	69,396	(6,427	)(4)	62,969

(1)	Excludes amortization of intangible assets, stock-based compensation, and restructuring charges, incorporating the actual tax provision for the period.
(2)	Includes all issued and outstanding options and warrants as if the exercise proceeds and the tax benefits to the company associated with the exercise of these options and warrants were used to repurchase Digitas shares at the average market price during the period.
(3)	Adjustment represents reduction in interest income at an annual interest rate of 1.15%.
(4)	Adjustment to weighted average shares outstanding to reflect the repurchase of 6,426,735 shares of our common stock through the tender offer as if it occurred as of October 1, 2002 for the three months ended December 31, 2002 and as of January 1, 2002 for the year ended December 31, 2002.

Additional Information.    We are subject to the informational filing requirements of the Securities and Exchange Act of 1934, and, accordingly, are obligated to file reports, statements and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and executive officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the Securities and Exchange Commission. We have also filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the tender offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the Security and Exchange Commission’s customary charges, from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The reference to the URL of the Securities and Exchange Commission’s web site is intended to be an inactive textual reference only. Information about the Public Reference Room may be obtained by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330.

Incorporation by Reference.    The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information by referring people to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us.

SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2001

Quarterly Reports on Form 10-Q	Quarter ended September 30, 2002
Quarter ended June 30, 2002
Quarter ended March 31, 2002

Current Reports on Form 8-K	Dated January 29, 2003 and Filed January 31, 2003
Dated December 10, 2002 and Filed December 12, 2002
Dated June 13, 2002 and Filed June 14, 2002
Dated March 27, 2002 and Filed April 2, 2002

Proxy Statement	Filed April 3, 2002

Any of the documents incorporated by reference in this document can be obtained from us or from the Security and Exchange Commission’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. Documents incorporated by reference in this Offer to Purchase can be obtained by requesting them in writing or by telephone from us at 800 Boylston Street, Boston, Massachusetts 02119, Attention: Investor Relations, telephone: (617) 867-1988. Those requesting documents should be sure to include their complete name and address in their request. If any incorporated documents are requested, we will mail them by first class mail, or another equally prompt means, within one business day after we receive the request.

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Digitas.

Interest of Directors and Executive Officers.    As of January 31, 2003, we had 62,986,294 issued and outstanding shares of common stock and 47,338,887 shares reserved for issuance upon exercise of outstanding stock options under our stock option plans. The 6,426,735 shares Digitas is offering to purchase under the tender offer represent approximately 10% of the shares outstanding as of January 31, 2003.

As of January 31, 2003, our directors and executive officers as a group (ten persons) beneficially owned an aggregate of 54,710,675 shares of our common stock (including 10,547,573 shares issuable upon exercise of stock options or warrants that are or will become exercisable within sixty days of February 25, 2003), representing approximately 79% of issued and outstanding shares and fully vested and exercisable stock options and warrants. Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders. Certain of our directors have advised us that they intend to tender shares in the tender offer.

The following table sets forth, as to each of our directors and executive officers and holders of 5% or more of our common stock (1) the number of shares and percentage of common stock beneficially owned as of January 31, 2003, (2) the number of shares issuable upon exercise of options or warrants that are or will become exercisable within sixty days of February 25, 2003, (3) the number of shares expected to be tendered by such person in the tender offer and (4) assuming our purchase of 6,426,735 shares in the tender offer, the number of shares being retained by such person and the percentage which such shares would represent of the resulting outstanding shares. Except as otherwise disclosed in the following table, no other directors or executive officers beneficially owned more than 1% of our shares as of January 31, 2003. No subsidiary of Digitas owns any securities of Digitas. Unless otherwise noted, the business address of the listed beneficial owner is c/o Digitas Inc., 800 Boylston Street, Boston, Massachusetts 02199, and the telephone number is (617) 867-1000.

Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares Expected to Be Tendered in the Tender Offer	Percent of Ownership After Tender Offer(2)
5% and Greater Stockholders
H&F Investors III, Inc.(3)(12)
One Maritime Plaza, Suite 1200 San Francisco, CA 94111	31,358,723	45%	30,578,723	45%

F. Warren Hellman(4)(12)(13) One Maritime Plaza, Suite 1200 San Francisco, CA 94111	31,358,723	45%	30,578,723	45%

Directors and Named Executive Officers
Michael E. Bronner(5)	7,265,522	10%	6,398,570	10%
David W. Kenny(6)	8,222,245	12%	—	13%
Jeffrey J. Cote(7)	191,880	*	—	*
Thomas M. Lemberg(8)	76,875	*	—	*
Robert L. Cosinuke (9)	1,101,614	2%	—	2%
Gregor Bailar
CapitalOne Financial Corp. 2980 Fairview Park Drive Falls Church, VA 22042	—	—	—	—
Arthur Kern(10)	493,816	*	—	*
John L. Bunce, Jr.(11)(12)(14)
One Maritime Plaza, Suite 1200 San Francisco, CA 94111	31,358,723	45%	30,578,723	45%
Philip U. Hammarskjold(11)(12)(15)
One Maritime Plaza, Suite 1200 San Francisco, CA 94111	31,358,723	45%	30,578,723	45%
Patrick J. Healy(11)(12)(16)
One Maritime Plaza, Suite 1200 San Francisco, CA 94111	31,358,723	45%	30,578,723	45%

*	Less than 1%

(1)	In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be acquired by such person pursuant to options that are currently exercisable or exercisable within sixty days of February 25, 2003 were deemed to be outstanding. We did not deem such shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

(2)	In computing the percentage ownership of a person after the tender offer, we assumed our major stockholders, directors and executive officers tendered that number of shares that they have informed us they intend to tender in the tender offer as set forth in the column entitled “Number of Shares Expected to Be Tendered in the Tender Offer.” We also assumed that all other issued and outstanding shares of common stock of Digitas were tendered in the tender offer, that no shares were conditionally tendered and that 6,426,735 shares were purchased by us in the tender offer. To the extent fewer than all other issued and outstanding shares of common stock of Digitas are tendered in the tender offer, the percentage ownership of persons listed in the table and who tender in the tender offer could decrease.

(3)	Includes 27,909,201 shares and warrants that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 711,906 shares, owned by Hellman & Friedman Capital Partners III, L.P. Includes 2,054,890 shares and warrants that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 52,416 shares, owned by H&F Orchard Partners III, L.P. Includes 614,632 shares and warrants that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 15,678 shares, owned by H&F International Partners III. L.P.

(4)	The sole owner of H&F Investors III, Inc. is The Hellman Family Revocable Trust. Mr. F. Warren Hellman is a director of H&F Investors III, Inc. and a trustee of The Hellman Family Revocable Trust. The investment decisions of H&F Investors III, Inc. are made by a ten person executive committee of which Mr. Hellman is a member. While Mr. Hellman could be deemed to beneficially own the shares held by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., he disclaims beneficial ownership except to the extent of his indirect pecuniary interest.

(5)	Includes 4,257,318 shares held by Mr. Bronner and 2,852,204 shares held by the Bronner Irrevocable Trust, a trust for the benefit of Mr. Bronner’s minor children of which Mr. Bronner’s spouse is co-trustee and as to which Mr. Bronner disclaims beneficial ownership and options held by Mr. Bronner that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 156,000 shares.

(6)	Includes 1,000 shares held by Mr. Kenny, options held by Mr. Kenny that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 8,129,245 shares and 92,000 shares held by a trust for the benefit of Mr. Kenny’s minor children, of which Mr. Kenny’s spouse is sole trustee and as to which Mr. Kenny disclaims beneficial ownership.

(7)	Includes 7,000 shares held by Mr. Cote and options held by Mr. Cote that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 184,880 shares.

(8)	Includes options held by Mr. Lemberg that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 76,875 shares.

(9)	Includes 37,041 shares held by Mr. Cosinuke and options held by Mr. Cosinuke that are currently exercisable or will become exercisable within sixty days of February 25, 2003 for 1,064,573 shares.

(10)	Includes 337,816 shares held by the Arthur Kern Revocable Trust of which Arthur Kern has sole dispositive and voting power and options held by Mr. Kern that are currently exercisable or will become exercisable within 60 days of February 25, 2003 for 156,000 shares.

(11)	Messrs. Bunce, Hammarskjold and Healy are affiliated with Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. H&F Investors III is the sole general partner of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P., which in turn has H&F Management III, LLC and H&F Investors III, Inc. as its general partners, with H&F Investors III, Inc. as its managing general partner. The sole owner of H&F Investors III, Inc. is The Hellman Family Revocable Trust. Messrs. Bunce, Hammarskjold and Healy are members of H&F Management III, LLC. The investment decisions of H&F Investors III, Inc. are made by a ten person executive committee of which Messrs. Bunce, Hammarskjold and Healy are members. While Messrs. Bunce, Hammarskjold and Healy could each be deemed to beneficially own the shares held by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., each of them disclaims beneficial ownership except to the extent of his indirect pecuniary interest.

(12)	Except as noted in notes (13), (14), (15) and (16), gives effect to the distribution by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. of an aggregate of 6,000,000 shares to their partners and limited partners contemporaneously with the commencement of this tender offer.

(13)	Does not include distribution by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. on February 25, 2003 of 25,931 shares to Locust Street Group III, L.P., a trust for which Mr. Hellman could be deemed to be a beneficial owner, or 1,584 shares to The Hellman Family Revocable Trust, a trust for which Mr. Hellman could be deemed to be a beneficial owner.

(14)	Does not include distribution by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. on February 25, 2003 of 25,246 shares to Mr. Bunce.

(15)	Does not include distribution by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. on February 25, 2003 of 9,322 shares to Mr. Hammarskjold.

(16)	Does not include distribution by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. on February 25, 2003 of 5,149 shares to Mr. Healy.

The number of shares actually tendered by our major stockholder, directors and officers prior to the expiration date may be different from the number set forth in this Offer to Purchase.

Transactions and Arrangements Regarding Securities of Digitas.    Based on our records and on information provided to us by our directors, executive officers, affiliates, subsidiaries and holders of 5% or greater of our common stock, neither we nor any of our affiliates, subsidiaries or holders of 5% or greater of our common stock, nor, to the best of our knowledge, any of our or our subsidiaries’ directors or executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the shares during the 60 days prior to February 25, 2003, except (1) pursuant to our existing stock repurchase program, our repurchase during the fourth quarter of 2002 of an aggregate of 335,000 shares of our common stock at an average price of $2.76 per share, which we effected on various dates prior to December 25, 2002 in open market transactions on The Nasdaq National Market through a registered broker-dealer, (2) 87,569 shares purchased under our 2000 Employee Stock Purchase Plan on December 31, 2002; and (3) the distribution of an aggregate of 6,000,000 shares by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. to their respective partners and limited partners as described below.

As of January 31, 2003, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. held 37,358,723 issued and outstanding shares and fully vested exercisable warrants, which as of such date represented approximately 54% of our issued and outstanding shares and fully vested and exercisable stock options and warrants. Each of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. has informed Digitas that it has, as of the date of this Offer to Purchase, effected a distribution of certain shares of our common stock held by it to its partners and limited partners. The aggregate number of shares distributed by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. was 6,000,000 shares, which were distributed on a pro rata basis among 65 partners and limited partners. Decisions by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. with respect to distributions of shares held by them are made independent of Digitas, and additional distributions may occur from time to time in the future. After giving effect to the distribution, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. hold an aggregate of 31,378,723 issued and outstanding shares and 780,000 exercisable warrants. We have been informed by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. that they intend to tender 27,909,201, 2,054,890 and 614,632 shares, respectively, in the tender offer. Except as otherwise disclosed in this Offer to Purchase, we have not been informed by the partners and limited partners who received shares in the distribution of their intent with respect to tendering the shares held by them in the tender offer.

Messrs. Bunce, Hammarskjold and Healy, each a director of Digitas, indirectly hold an interest in each of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. After giving effect to the distribution, Messrs. Bunce, Hammarskjold and Healy directly own 25,246, 9,322 and 5,149 shares of our common stock, respectively. We have been informed by Messrs. Bunce, Hammarskjold and Healy that they do not intend to tender any shares directly owned by them in the tender offer.

We are party to Warrant Agreements, dated March 13, 2000 (originally dated January 6, 1999), with each of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., pursuant to which we granted a warrant to purchase 711,906 shares, 52,416 shares and 15,678 shares of our common stock to Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., respectively. The cash purchase price per share for these shares is $2.5184. The warrants are exercisable in whole or in part at any time. The number of shares subject to the warrants and the exercise price per share are subject to adjustment in certain specified circumstances, including upon changes in the capitalization of Digitas. The warrant expires on the earlier to occur of the date the warrant is exercised for all shares subject to the warrant or January 6, 2009.

We have entered into employment agreements with each of Messrs. Kenny, Cote, Lemberg and Cosinuke. These agreements provide that, among other things, if Digitas terminates the agreement without “cause” (as defined in the agreement) or if the executive terminates because Digitas breached the agreement, the executive is entitled to receive certain severance benefits, including guaranteed salary, bonus and group health benefits for a specified period of time. In addition, these agreements provide for additional severance benefits, including the immediate vesting of all unvested stock options held by the executive if, within two years following a corporate change in control (as defined in the agreement), the executive’s employment is terminated, either by Digitas without cause or by the executive due to a material adverse change in his title, duties, status, reporting relationship, authority, responsibilities or compensation, or if his principal place of employment immediately prior to the change in control is relocated more than fifty miles from such place of employment.

Except for outstanding options to purchase our common stock and except as otherwise described in this Offer to Purchase, neither we, nor, to the best of our knowledge, any of our affiliates, directors, executive officers or holders of 5% or greater of our common stock is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the tender offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.    Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the tender offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 7.

13.    Certain United States Federal Income Tax Consequences.

The following summary describes certain United States federal income tax consequences relating to the tender offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”),

Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, foreign stockholders, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, certain expatriates, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes, persons whose functional currency is not the United States dollar, persons who own, directly or by attribution, 10% or more of our common stock or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In particular, except as otherwise specifically noted, this discussion applies only to “U.S. holders” (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. For purposes of this discussion, a “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions.

If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.

Holders of shares who are not U.S. holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of participating or not participating in the tender offer.

Characterization of the Purchase.    The purchase of shares by us under the tender offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. holder will, depending on the U.S. holder’s particular circumstances, be treated either as having sold the U.S. holder’s shares or as having received a distribution in respect of stock from us.

Under Section 302 of the Code, a U.S. holder whose shares are purchased by us under the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss, if the purchase:

•	results in a “complete termination” of the U.S. holder’s equity interest in Digitas;

•	results in a “substantially disproportionate” redemption with respect to the U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.

If a U.S. holder satisfies any of the Section 302 tests explained below, the U.S. holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the U.S. holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us under the tender offer. Specified limitations apply to the deductibility of capital losses by U.S. holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by us from a U.S. holder under the tender offer. A U.S. holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender under the tender offer if less than all of its shares are tendered under the tender offer, and the order in which different blocks will be purchased by us in the event of proration under the tender offer. U.S. holders should consult their tax advisors concerning the mechanics and desirability of that designation. Under the “wash sale” rules under Section 1091 of the Code, loss recognized on our shares sold pursuant to the tender offer will be disallowed to the extent the U.S. holder acquires our shares within thirty days before or after the date the shares are purchased pursuant to the tender offer and in that event, the basis and holding period will be adjusted to reflect the disallowed loss.

If a U.S. holder does not satisfy any of the Section 302 tests explained below, the purchase of a U.S. holder’s shares by us under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. holder. Instead, the amount received by the U.S. holder with respect to the purchase of its shares by us under the tender offer will be treated as a dividend distribution to the U.S. holder with respect to its shares under Section 301 of the Code, taxable at ordinary income tax rates, to the extent it is paid from the current or accumulated earnings and profits (within the meaning of the Code) of Digitas. To the extent the amount exceeds the U.S. holder’s share of the current and accumulated earnings and profits of Digitas, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. holder’s shares by us under the tender offer is treated as the receipt by the U.S. holder of a dividend, the U.S. holder’s adjusted tax basis in the purchased shares will be added to any shares retained by the U.S. holder.

The determination of whether a corporation has current or accumulated earnings and profits is complex and the legal standards to be applied are subject to uncertainties and ambiguities. Additionally, whether a corporation has current earnings and profits can be determined only at the end of the taxable year. Accordingly, it is unclear whether all or any portion of the amount received by a U.S. holder with respect to the purchase of its shares by us under the tender offer that is not treated as a sale or exchange under Section 302 of the Code will constitute a dividend.

Constructive Ownership of Stock and Other Issues.    In applying each of the Section 302 tests explained below, U.S. holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. holders should consult their tax advisors to determine whether the purchase of their shares under the tender offer qualifies for sale treatment in their particular circumstances.

If a U.S. holder sells shares to persons other than us at or about the time the U.S. holder also sells shares to us pursuant to the tender offer, and the sales effected by the U.S. holder are part of an overall plan to reduce or terminate the U.S. holder’s proportionate interest in us, then the sales to persons other than us may be integrated with the U.S. holder’s sale of shares pursuant to the tender offer and, if integrated, should be taken into account in determining whether the U.S. holder satisfies any of the Section 302 tests explained below. U.S. holders should consult their tax advisors regarding the treatment of other sales of shares which may be integrated with the purchase of their shares by us pursuant to the tender offer.

We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders under the tender offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of shares pursuant to the tender offer will be treated as a sale or exchange or as a distribution in respect of stock from us.

Section 302 Tests.    One of the following tests must be satisfied in order for the purchase of shares by us under the tender offer to be treated as a sale or exchange for U.S. federal income tax purposes:

•	Complete Termination Test. The purchase of a U.S. holder’s shares by us under the tender offer will result in a “complete termination” of the U.S. holder’s equity interest in us if all of the shares that are actually owned by the U.S. holder are sold under the tender offer and all of the shares that are constructively owned by the U.S. holder, if any, are sold under the tender offer or, with respect to shares owned by certain related individuals, the U.S. holder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by the U.S. holder. U.S. holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•	Substantially Disproportionate Test. The purchase of a U.S. holder’s shares by us under the tender offer will result in a “substantially disproportionate” redemption with respect to the U.S. holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the U.S. holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the U.S. holder immediately before the purchase (treating as outstanding all shares purchased under the tender offer).

•	Not Essentially Equivalent to a Dividend Test. The purchase of a U.S. holder’s shares by us under the tender offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” given the U.S. holder’s particular circumstances. Whether the receipt of cash by a stockholder who sells shares under the tender offer will be “not essentially equivalent to a dividend” is independent of whether or not we have current or accumulated earnings and profits and will depend upon the stockholder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. holders should consult their tax advisors as to the application of this test in their particular circumstances.

Corporate Stockholder Dividend Treatment.    If a corporate U.S. holder does not satisfy any of the Section 302 tests described above and we have current or accumulated earnings and profits, a corporate U.S. holder may, to the extent that any amounts received by it under the tender offer are treated as a dividend, be eligible for the dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations and may not be available if a corporate U.S. holder does not satisfy certain holding period requirements with respect to its shares or if its shares are treated as “debt-financed portfolio stock” within the meaning of Section 246A of the Code. In addition, any amount received by a corporate U.S. holder pursuant to the tender offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. If any such amount were treated as an “extraordinary dividend,” a corporate U.S. holder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis, but not below zero, in its shares by the non-taxed portion of the extraordinary dividend (i.e., the portion of the dividend for which a deduction is allowed) and, if such portion exceeds the corporate U.S. holder’s adjusted tax basis in its shares, to treat the excess as gain from the sale of such shares in the year in which the dividend is received. These basis reduction and gain recognition rules would be applied by taking account only of the corporate U.S. holder’s adjusted tax basis in the shares that were sold, without regard to other shares that the corporate U.S. holder may continue to own. Corporate U.S. holders should consult their own tax advisors as to the application of Sections 243, 246, 246A and 1059 of the Code to the tender offer, and to the tax consequences of dividend treatment in their particular circumstances.

Foreign Stockholders.    Generally, the depositary will withhold United States federal income tax at a rate of 30% from the gross proceeds paid under the tender offer to a foreign stockholder (as defined in Section 3) or his agent, unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding otherwise applies. See Section 3 for a discussion of the applicable United States withholding rules and the potential for a foreign stockholder being subject to reduced withholding and for obtaining a refund of all or a portion of any tax withheld.

Stockholders Who do Not Receive Cash Under the Tender Offer.    Stockholders whose shares are not purchased by us pursuant to the tender offer will not incur any tax liability as a result of the completion of the tender offer.

Backup Withholding.    See Section 3 with respect to the application of United States federal backup withholding tax.

The discussion set forth above is included for general information only. Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.

14.    Extension of the Tender Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the price to be paid for tendered shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the first business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13d-4(e)(3) under the Securities Exchange Act of 1934), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release through Business Wire or comparable service.

If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) under the Securities Exchange Act of 1934. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If (1) we increase or decrease the price to be paid for tendered shares or increase or decrease the number of shares being sought in the tender offer and, in the case of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares of our common stock and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, then, in each case, the tender offer will be extended until the expiration of a period of ten business days.

15.    Fees and Expenses.

We have retained Morgan Stanley & Co. Incorporated to act as the dealer manager in connection with the tender offer. Morgan Stanley & Co. Incorporated will receive reasonable and customary compensation for its services. We also have agreed to reimburse Morgan Stanley & Co. Incorporated for reasonable out-of-pocket expenses incurred in connection with the tender offer, including reasonable fees and expenses of counsel, and to indemnify Morgan Stanley & Co. Incorporated against certain liabilities in connection with the tender offer, including liabilities under the federal securities laws. Morgan Stanley & Co. Incorporated has rendered various investment banking and other services to us in the past and may continue to render such services in the future, for which they have received, and may continue to receive, customary compensation from us. In the ordinary course of its trading and brokerage activities, Morgan Stanley & Co. Incorporated and its affiliates may hold long or short positions, for their own accounts or for those of their customers, in securities of Digitas.

We have retained Innisfree M&A Incorporated to act as information agent and American Stock Transfer & Trust Company to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the dealer manager and the information agent as described above) for soliciting tenders of shares under the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. We, however, upon request will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Digitas, the dealer manager, the information agent or the depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in this document and Instruction 7 in the Letter of Transmittal.

16.    Miscellaneous.

We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of us by the dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, we have filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. You should rely only on the information contained in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us or the dealer manager.

DIGITAS INC.

February 25, 2003

The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The depositary for the tender offer is:

American Stock Transfer & Trust Company

By mail or overnight delivery: American Stock Transfer & Trust Company Attn: Reorg Department 59 Maiden Lane—Plaza Level New York, NY 10038	By hand delivery: American Stock Transfer & Trust Company Attn: Reorg Department 59 Maiden Lane—Plaza Level New York, NY 10038	By facsimile transmission (for eligible institutions only): (718) 234-5001 For confirmation call: (800) 937-5449

Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the information agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the depositary.

The information agent for the tender offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

The dealer manager for the tender offer is:

MORGAN STANLEY

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

(212) 761-5722 (Call Collect)

(800) 223-2440 ext. 5722 (Call Toll Free)